WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. ("W&R Inc."), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from wealth management services, investment product underwriting and distribution, and shareholder services administration provided to the InvestEd Portfolios (InvestEd) ("Funds"). W&R Inc.'s wealth management services includes financial planning services and offering a variety of products to clients including fee-based asset allocation advisory products, mutual funds, general securities, 529 college savings plans, retirement plans, annuities and insurance products. The Company also derives revenues from investment product distribution and shareholder services administration provided to the Ivy Funds and Ivy Variable Insurance Portfolios ("Ivy VIP"), which are underwritten by an affiliate. The Funds, Ivy Funds and Ivy VIP operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided through underwriting agreements. Shareholder service fees for the Funds, Ivy Funds and Ivy VIP are provided under the shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees. Our revenues are largely dependent on the total value and composition of assets under management ("AUM") and assets under administration ("AUA"). Accordingly, fluctuations in financial markets and composition of AUM and AUA can significantly impact our revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), a publicly traded company.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, Ivy Funds and Ivy VIP, including commissions and other compensation paid to independent financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds, Ivy Funds and Ivy VIP are sold in various classes that are structured in ways that conform to industry standards.

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiary, Waddell & Reed Services Company.

(b) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany accounts and

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated.

The company has evaluated subsequent events through February 21, 2020, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) *Use of Estimates*

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers and non-customers segregated in compliance with federal and other regulations.

(e) *Disclosures about Fair Value of Financial Instruments*

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on Level 2 or Level 3 inputs detailed in Note 4.

(f) *Investment Securities and Investments in Funds*

Our investments are comprised of debt and equity securities and investments in sponsored funds. Sponsored funds, which include the Ivy Funds, are investments we have made for both general corporate investment purposes and to provide seed capital for new investment products. The Company has classified its investments in certain sponsored funds as trading securities since the Company owns less than 20% of the fund.

For debt securities and equity securities classified as trading, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For sponsored funds, realized gains and losses are computed using the average cost method.

(g) *Property and Equipment*

Property and equipment held and used are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term, if shorter), generally three to 10 years for furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 30 years for buildings; two to 15 years for other equipment; and up to 15 years for leasehold improvements, determined by the lesser of the lease term or expected life. Property and equipment held for sale are carried at the lower of cost or fair value less cost to sell. No depreciation is recorded on assets held for sale.

(h)   *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with Accounting Standards Codification ("ASC") 350, *"Intangibles – Goodwill and Other Topic."* Internal costs capitalized are included in property and equipment, net in the consolidated balance sheet, and were $2.6 million as of December 31, 2019. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

(i)   *Goodwill*

Goodwill represents the excess of cost over fair value of the identifiable net assets of acquired companies. Goodwill assets are tested for impairment annually or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Goodwill assets require significant management estimates and judgement, including the valuation determination in connection with the initial purchase price allocation and the ongoing evaluation impairment. Additional information related to the goodwill is included in Note 5.

(j)   *Revenue Recognition*

Underwriting, Distribution and Service Fees

Fee-based asset allocation products offer clients a selection of traditional asset allocation models, as well as features such as systematic rebalancing and client and Advisor participation in determining asset allocation across asset classes. Underwriting and distribution fee-based asset allocation revenues are calculated monthly based upon beginning of month client assets and are earned over the period in which services are provided. Performance obligations are generally satisfied daily or monthly based on client assets.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net AUM for Funds Class B and C shares for expenses paid to broker-dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Funds' Class Y shares, which do not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net AUM under a Rule 12b-1 distribution plan to broker-dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net AUM under a Rule 12b-1

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy Funds sold by independent financial advisors associated with the Company. The Rule 12b-1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service and distribution plans at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

Underwriting and distribution commission revenues resulting from the sale of investment products are recorded upon satisfaction of performance obligations, which occurs on the trade date. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net AUM and AUA. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested, which is recognized at the time of the transaction. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When a client invests in a fee-based asset allocation product, Class I or Y shares are purchased at net asset value, and we do not charge an initial sales charge.

Underwriting and distribution revenues resulting from payments from Advisors for office space, compliance oversight and affiliation fees are earned over the period in which the service is provided, which is generally monthly and is based on a fee schedule. Fees collected from Advisors for various services are recorded in underwriting and distribution fees on a gross basis, as the Company is the principal in these arrangements.

Shareholder service fee revenue primarily includes transfer agency fees, custodian fees from retirement plan accounts, and portfolio accounting and administration fees. Transfer agency fees and portfolio accounting and administration fees are asset-based revenues or account-based revenues, while custodian fees from retirement plan accounts are based on the number of client accounts. Custodian fees, transfer agency fees and portfolio accounting and administration fees are earned upon completion of the service when all performance obligations have been satisfied.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by independent financial advisors associated with the Company. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(k)   *Advertising and Promotion*

The Company expenses all advertising and promotion costs as the advertising or event takes place. Advertising expense was $188 thousand for the year ended December 31, 2019 and is classified in general and administrative expense on the consolidated statement of earnings.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(l) *Leases*

On January 1, 2019, the Company adopted ASU 2016-02, *Leases*, and related ASUs ("ASU 2016-02"), which increases transparency and comparability among organizations by establishing a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet with additional disclosures of key information about leasing arrangements. The Company applied the required modified retrospective transition approach, applying the new standard to all leases existing at the date of initial application, and elected the effective date of the ASU as its initial date of application. The new standard provides a number of optional practical expedients for transition and practical expedients for an entity's ongoing accounting, which the Company has elected. In addition, we have elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets. The implementation of the new standard included recognition of new ROU assets and lease liabilities on our balance sheet as of January 1, 2019.

The Company has operating and finance leases for corporate and field office space and equipment. Our leases have remaining lease terms of less than one year to six years, some of which include options to extend leases for up to 20 years, and some of which include options to terminate the leases within one year. Certain leases include variable lease payments in future periods based on a market index or rate. We determine if an arrangement is a lease at inception (or the effective date of ASU 2016-02). Operating lease assets and liabilities are included in other non-current assets, other current liabilities, and other non-current liabilities in our consolidated balance sheet at December 31, 2019. Finance leases are included in property and equipment, net, other current liabilities, and other non-current liabilities in our consolidated balance sheet.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at inception (or the effective date of ASU 2016-02) based on the present value of lease payments over the lease term. The Company uses an incremental borrowing rate based on the information available at inception (or the effective date of ASU 2016-02) in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which we have elected not to separate.

(m) *Income Taxes*

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740, "*Income Taxes*." Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

(2) New Accounting Guidance

New Accounting Guidance Adopted

On January 1, 2019, the Company adopted ASU 2016-02, which increases transparency and comparability among organizations by establishing a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet with additional disclosures of key information about leasing arrangements. The effect of adoption was the recognition of new ROU assets and lease liabilities of $36.8 million on our balance sheet for our real estate and equipment leases as of January 1, 2019. See Note 1 – Summary of Significant Accounting Policies and Note 13 – Leases, for additional accounting policy information and the additional disclosures required by this ASU.

On January 1, 2019, the Company adopted ASU 2018-07, *Compensation – Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. Upon adoption of this ASU, the Company no longer revalues certain outstanding share-based awards for nonemployees, which are immaterial to our consolidated financial statements and related disclosures.

During the second quarter of 2019, the Company early adopted ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which eliminates certain disclosure requirements for fair value measurements, requires entities to disclose new information, and modifies existing disclosure requirements. See Note 4 – Investment Securities, for the disclosures required by this ASU.

New Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, "*Measurement of Credit Losses on Financial Instruments.*" The ASU changes the impairment model for most financial assets, and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will

13 (Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. ASU 2016-13 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The Company expects to adopt the provisions of this guidance on January 1, 2020. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

In August 2018, FASB issued ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020 and use the prospective adoption approach, which does not require the restatement of prior years. While we continue to assess all of the effects of adoption, we currently believe the adoption of this ASU will not have a material impact on our operating income or net income as requirements under the standard are generally consistent with our current accounting for cloud computing arrangements, with the primary difference being the classification of certain information in our consolidated financial statements and related disclosures.

In December 2019, FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies and improves the consistent application of the accounting for income taxes by removing certain exceptions to general principles and by clarifying and amending existing guidance. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are evaluating the impact the adoption of this ASU will have on our consolidated financial statements and related disclosures.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(3)   Revenue Recognition

All revenue recognized in the consolidated statement of earnings is considered to be revenue from contracts with customers. The vast majority of revenue is determined based on average assets and is earned daily or monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant. The following table depicts the disaggregation of revenue by product and distribution channel for the year ended December 31, 2019:

Underwriting and distribution fees		
Unaffiliated:		
Rule 12b-1 service and distribution fees	$	1,378
Total unaffiliated distribution fees	$	1,378
Broker-Dealer:		
Fee-based asset allocation product revenues	$	284,188
Rule 12b-1 service and distribution fees		72,362
Sales commissions on front-end load mutual fund and variable annuity sales		48,471
Sales commissions on other products		32,314
Other revenues		27,282
Total broker-dealer distribution fees		464,617
Total underwriting and distribution fees	$	465,995
Shareholder service fees		
Total shareholder service fees	$	93,582
Revenue sharing and other services		
Total revenue sharing and other services	$	99,563
Total revenues	$	659,140

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(4) Investment Securities

Investments at December 31, 2019 are as follows (in thousands):

Trading securities:	
Commercial paper	988
Common stock	161
Corporate bonds	54,085
Mortgage-backed securities	4
Sponsored funds	150
U.S. Treasury bills	3,983
Total investment securities	$ 59,371

Maturities of Fixed Income Securities

Commercial paper, U.S. Treasury bills, Corporate bonds, and Mortgage-backed securities accounted for as trading securities and held as of December 31, 2019 mature as follows:

	Fair Value
Within one year	$ 19,047
After one year but within five years	35,922
After 10 years	4,091
	$ 59,060

For trading debt securities held as of December 31, 2019 the net unrealized gains recognized were $0.9 million. For equity securities held as of December 31, 2019 the net unrealized gains recognized were $0.1 million.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The carrying amounts of commercial paper are measured at amortized cost, which approximates fair value due to the short-time between purchase and expected maturity of the investments. Depending on the nature of the inputs, these investments are generally classified as Level 1 or 2 within the fair value hierarchy. U.S. Treasury bills are valued upon quoted market prices for similar assets in active markets, quoted prices for identical or similar assets that are not active and inputs other than quoted prices that are observable or corroborated by observable market data. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

The following table summarizes our investment securities as of December 31, 2019 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

		Level 1	Level 2	Level 3	Total
			(In thousands)		
Trading Securities:					
Commercial paper	$	—	988	—	988
Common stock		161	—	—	161
Corporate bonds		—	54,085	—	54,085
Mortgage-backed securities		—	4	—	4
Sponsored funds		150	—	—	150
U.S. Treasury bills		—	3,983	—	3,983
Total	$	311	59,060	—	59,371

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(5) Goodwill

Goodwill represents the excess of purchase price over the fair value of the acquired business. Our goodwill is not deductible for tax purposes. Goodwill (considered indefinite-lived) at December 31, 2019 is $8.2 million. In 2019, the Company's annual impairment test indicated that goodwill is not impaired.

(6) Property and Equipment

A summary of property and equipment at December 31, 2019 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	19,890	3 – 10 years
Data processing equipment		16,013	1 – 5 years
Computer software		81,231	1 – 10 years
Equipment		11,983	2 – 15 years
Leasehold improvements		9,700	1 – 15 years
Building		7,490	1 – 30 years
Land		1,864	
Property and equipment, at cost		148,171	
Accumulated depreciation		(118,058)	
Property and equipment, net	$	30,113	

Depreciation expense for the year ended December 31, 2019 was $17.6 million.

The fourth quarter of 2019 included asset impairment charges of $12.8 million in connection with certain assets held for sale, including real property related to our corporate headquarters move and aviation equipment. These impairment charges are recorded in general and administrative expense in our consolidated statement of earnings. Assets held for sale as of December 31, 2019 consist of $3.1 million of aviation equipment, $3.8 million of buildings and $1.9 million of land. The Company intends to actively pursue sale of these assets at market prices as soon as reasonably possible.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(7)   Income Taxes

The provision for income taxes for the year ended December 31, 2019 consists of the following (in thousands):

Current income taxes payable:		
Federal	$	8,093
State		752
		8,845
Deferred taxes		(9,564)
Income tax benefit	$	(719)

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	21.0%
State income taxes, net of federal tax impact	1.9
Non-deductible expenses	(6.6)
Share-based compensation	(5.5)
Uncertain tax positions	2.9
Valuation allowance on state tax credits	(7.6)
Other items	0.8
Effective income tax rate	6.9%

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2019 is presented as follows (in thousands):

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

Deferred tax assets:		
Operating lease liabilities		6,042
Accrued compensation		4,997
State net operating loss carryforwards		3,546
Other accrued expenses		2,550
Unused state tax credits		2,312
Share-based compensation		1,623
Property and equipment	$	1,317
Other		570
Total gross deferred tax assets		22,957
Deferred tax liabilities:		
Operating lease right-of-use assets	$	(5,630)
Prepaid expenses		(2,017)
Other		(247)
Total gross deferred tax liabilities		(7,894)
Valuation allowance		(4,336)
Net deferred tax asset	$	10,727

As of December 31, 2019, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.5 million at December 31, 2019. The carryforwards, if not utilized, will expire between 2020 and 2039. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.5 million has been recorded at December 31, 2019. The Company has state tax credits of $2.3 million as of December 31, 2019 that can be utilized in future tax years. Of these state tax credit carryforwards, $2.1 million will expire between 2024 and 2034 if not utilized and $0.2 million will expire in 2026 if not utilized. During 2019, management determined that it is not more likely than not that it will fully utilize some of these state tax credits before they expire and, accordingly, a valuation allowance in the amount of $0.8 million has been recorded as of December 31, 2019.

As of December 31, 2019, the Company had unrecognized tax benefits, including penalties and interest, of $0.7 million ($0.6 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable; and unrecognized tax benefits that reduce a net operating loss, similar tax loss or tax credit carryforward are presented as a reduction to noncurrent deferred income taxes.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2019 (in thousands):

Balance at beginning of year	$	934
Increases during the year:		
Gross increases – tax positions in prior period		49
Gross increases – current period tax positions		4
Decreases during the year:		
Decreases due to settlements with taxing authorities		(177)
Decreases due to lapse of statute of limitations		(176)
Gross decreases – tax positions in prior period		(23)
Balance at end of year	$	611

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The Company does not expect the resolution or settlement of any open audits, Federal or State, to materially impact its financial statements. The 2016-2019 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2015 and, in certain states, income tax returns for 2015, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(8) Pension Plan and Postretirement Benefits Other Than Pension

Benefits payable under the Plan are based on employees' years of service and compensation during the final ten years of employment. The Compensation Committee of the Company's Board of Directors ("Compensation Committee") approved an amendment to freeze the Pension Plan effective September 30, 2017. After September 30, 2017, participants in the Pension Plan ceased accruing additional benefits for future service or compensation. Participants will retain benefits accumulated as of September 30, 2017 in accordance with the terms of the Pension Plan. In accordance with applicable accounting standards, the Pension Plan's assets and liabilities were remeasured as of July 31, 2017, the date participants were notified of the freeze. WDR allocates pension expense or benefit to the Company for the Plan and such expense for 2019 was $7.2 million.

As of December 31, 2019, the total projected benefit obligation of the Plan is $186.5 million, of which $121.7 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of pension plan assets) at December 31, 2019 is $1.7 million and is included in Accrued pension and postretirement costs on the Company's balance sheet.

The Compensation Committee approved the termination of the Pension Plan, effective June 1, 2019, and the Company intends to terminate the Pension Plan in a standard termination, as defined by the Pension

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

Benefit Guaranty Corporation. The Company is currently performing the administrative actions required to carry out the termination, with an expected completion date in 2020.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan. The medical plan is contributory with participant contributions adjusted annually. The contributions for each year represent claims paid for medical expenses. WDR amended this plan in 2016 to discontinue the availability of coverage for any individuals who retire after December 31, 2016, but allowed existing participants to retain retiree coverage under the plan. In aggregate, WDR allocated a $319 thousand gain to the Company for the medical plan in 2019.

Net accrued postretirement medical plan costs in the amount of $726 thousand are recorded on the balance sheet of WDR at December 31, 2019, of which $453 thousand relates to the Company. Of the Company's total liability at December 31, 2019 $129 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued pension and postretirement costs.

(9) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2019 were $4.3 million.

For the 2019 plan year, the Company approved a discretionary nonelective contribution in an amount equal to 2% of such participant's eligible compensation. These contributions, which were expensed during 2019, totaled $2.1 million and will be funded and allocated to participant accounts during the first quarter of 2020.

(10) Accumulated Other Comprehensive Income

The following table summarizes other comprehensive income activity related to post-retirement medical liability for the year ended December 31, 2019 (in thousands):

Balance at December 31, 2018	$	1,301
Other comprehensive loss before reclassification		(154)
Amount reclassified from accumulated other comprehensive income		(263)
Net current period other comprehensive loss		(417)
Balance at December 31, 2019	$	884

Reclassifications from AOCI and included in net income are summarized in the table that follows for the year ended December 31, 2019:

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

	Pre-tax	Tax expense	Net of tax	Statement of income line item
		(In thousands)		
Reclassifications included in net income:				
Amortization of post retirement benefits	$ 341	(78)	263	Compensation and benefits
Total	$ 341	(78)	263	

(11) Uniform Net Capital Rule Requirements

Waddell & Reed, Inc. is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker-dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealers. Waddell & Reed, Inc. made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2019. At December 31, 2019, Waddell & Reed, Inc. had net capital of $60.8 million that was $60.5 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(12) Rule 15c3-3 Exemption

Waddell & Reed, Inc. does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and (k)(2)(ii). Waddell & Reed, Inc. did not have any customers' fully paid securities and excess margin securities that were not in Waddell & Reed, Inc.'s possession or control as of December 31, 2019 for which instructions to reduce to possession or control had been issued as of December 31, 2019, but for which the required action was not taken by Waddell & Reed, Inc. within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. Waddell & Reed, Inc. also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2019, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

(13) Leases

The Company has operating and finance leases for corporate and field office space and equipment.

The components of lease expense were as follows:

	For the Year Ended December 31, 2019 (in thousands)
Operating Lease Cost	$ 17,574
Finance Lease Cost:	
Amortization of ROU assets	$ 253
Interest on lease liabilities	24
Total	$ 277

Supplemental cash flow information related to leases was as follows:

	For the Year Ended December 31, 2019 (in thousands)
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 16,520
Operating cash flows from finance leases	24
Financing cash flows from finance leases	264
ROU assets obtained in exchange for lease obligations:	
Operating leases	39,580
Finance leases	10

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

Supplemental balance sheet information related to leases was as follows:

	December 31, 2019
	(in thousands, except lease term and discount rate)
Operating Leases:	
Operating lease ROU assets (Other non-current assets)	$ 23,457
Other current liabilities	$ 10,479
Other non-current liabilities	14,694
Total operating lease liabilities	$ 25,173
Finance Leases:	
Property and equipment, gross	$ 857
Accumulated depreciation	(658)
Property and equipment, net	$ 199
Other current liabilities	$ 176
Other non-current liabilities	33
Total finance lease liabilities	$ 209
Weighted average remaining lease term:	
Operating leases	4 years
Finance leases	1 year
Weighted average discount rate:	
Operating leases	4.32%
Finance leases	6.00%

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
	(in thousands)	
Year ended December 31,		
2020	$ 11,346	179
2021	6,691	34
2022	2,178	—
2023	2,090	—
2024	2,090	—
Thereafter	2,613	—
Total lease payments	27,008	213
Less imputed interest	(1,835)	(4)
Total	$ 25,173	209

The adoption of ASU-2016-02 using the effective date as the date of initial application requires the inclusion of the disclosures for periods prior to adoption, which are included below.

Minimum future rental commitments as of December 31, 2018 for all non-cancelable operating leases were as follows:

Year	Commitments (in thousands)
2019	$ 16,488
2020	9,797
2021	5,757
2022	2,913
2023	2,320
Thereafter	5,161
	$ 42,436

(14) Related Party Transactions

The current amounts due from affiliates at December 31, 2019 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2019 include amounts due for administrative and other services.

The amount classified as income tax payable at December 31, 2019 consists entirely of amounts due to WDR for tax allocations.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

The Company earns shareholder service fees revenue by providing various services to the Ivy Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services. Accordingly, during 2019, the Company recorded $93.6 million which is captured within Shareholder service fees.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds and Ivy VIP by licensed independent financial advisors associated with the Company. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by licensed independent financial advisors associated with the Company and financial intermediaries that have entered into 529 plan selling agreements with the Company. Accordingly, during 2019, the Company recorded $67.6 million which is captured within Underwriting and distribution fees.

Through revenue sharing allocation agreements with affiliates, the Company received $5.8 million from the gross sales of assets and $39.7 million from average assets under management. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other services. During 2019, the Company received $54.1 million for these services. These are based on cost to provide services and do not necessarily represent the cost of these services had they been obtained from a third party.

The Company executed a Letter of Understanding with Ivy Distributors, Inc. ("IDI"), effective December 27, 2019, related to distribution of the Ivy Variable Insurance Portfolios and related expenses paid to one of our third-party distribution partners. In May 2017, a distribution agreement was amended to have IDI replace the Company as the principal underwriter of the funds, however, revenues and expenses continued to be recorded on the Company's financial statements. See the Consolidated Statement of Changes in Stockholder's Equity for the cumulative effect adjustment amounts for prior periods. The Company and IDI agreed in the Letter of Understanding that intercompany activity from May 2017 through December 2018 will be considered to have been resolved through the ordinary course of business as affiliated companies. This forgiveness is also reflected on the Consolidated Statement of Changes in Stockholder's Equity. There is no impact to the Company's 2019 financial statements.

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company. For the year ended December 31, 2019, the Company recorded share-based compensation expense totaling $13.1 million that is included in compensation and related costs in the consolidated statement of earnings.

The return of capital and dividends within the statement of changes in stockholder's equity consist entirely of amounts paid to WDR.

(15) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2019 was not consolidated with its subsidiaries. The

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2019 that were not consolidated in the December 31, 2019 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	114,370
Receivables and prepaids		75,945
Property and equipment, net		19,290
Current income taxes		302
Deferred income taxes		6,443
Other assets		15,927
		232,277
Liabilities:		
Accounts payable		54,900
Payable to customers		84,558
Accrued compensation		17,086
Other current liabilities		8,745
Accrued pension costs		939
Other non-current liabilities		11,880
		178,108
Company equity in net assets of subsidiaries	$	54,169

(16) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies."* These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2019

information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict.

(17) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents.   The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

Our investments in sponsored funds and other corporate investments expose us to market risk. The underlying holdings of our assets under management are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.